Exhibit 99.1

Smart Share Global Limited Announces Fourth Quarter and Fiscal Year 2023 Results

Net income was RMB87.7 million for full year 2023

Mobile device charging orders1 increased 32.8% year-over-year during the fourth quarter of 2023

SHANGHAI, China, March 28, 2024 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2023.

HIGHLIGHTS FOR THE FOURTH QUARTER AND FULL YEAR 2023

•	Net income was RMB87.7 million for the full year 2023, compared to a net loss of RMB711.2 million for 2022.
•	Mobile device charging orders for the fourth quarter of 2023 was 154.9 million, representing an increase of 32.8% compared to the same period last year. Mobile device charging orders for 2023 was 656.4 million, representing a year-over-year increase of 18.7%.
•	As of December 31, 2023, the Company’s services were available in 1,234 thousand POIs[2], compared with 1,189 thousand as of September 30, 2023 and 997 thousand as of December 31, 2022.
•	As of December 31, 2023, 72.8% of POIs were operated under our network partner model, compared with 65.5% as of September 30, 2023 and 52.5% as of December 31, 2022.
•	As of December 31, 2023, the Company’s available-for-use power banks[3] were 9.2 million, compared with 8.7 million as of September 30, 2023 and 6.7 million as of December 31, 2022.
•	As of December 31, 2023, cumulative registered users[4] reached 391.5 million, with 12.6 million newly registered users acquired during the quarter and 57.9 million acquired during the year.

“During 2023, our operations underwent a notable transformation after overcoming the challenges in the previous years, marked by achieving historic highs in mobile device charging orders and returning to profitability,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “The expansion of our mobile device charging service network also continued to reach unprecedented levels, while our operational metrics consistently achieved new milestones across the board. Our leadership in the mobile device charging service sector continues to rise, as evidenced by an increase in market share each year since our inception. We are enthusiastic about the prospects and trajectory of the mobile device charging service sector here in China and remain unwavering in our commitment to delivering sustainable value to all of our stakeholders.”

“In 2023, our dedication to expanding our mobile device charging network remained consistent as we utilized a blend of the direct and network partner models to expand the reach of our service,” said Peifeng Xu, President. “We proactively pursued new network partners across all regions to enhance our footprint in existing regions and extend into new ones. Additionally, our direct model synergizes with the network partner model, utilizing the Energy Monster brand to establish partnerships with national and regional key accounts. The general recovery in offline traffic in 2023 paves the way for stronger growth in 2024 as we continue to leverage the strengths of both models to drive growth and profitability.”

1 The Company defines mobile device charging orders for a given period as the total number of completed orders placed by registered users of the mobile device charging business under both the direct and network partner models in that given period, without any adjustment for orders that may qualify for discounts or incentives.

2 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day and have at least one cabinet assigned to the location.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

“We continued to strengthen our balance sheet and optimize our working capital during 2023 while our operation continued to recover towards normalization,” said Maria Yi Xin, Chief Financial Officer. “The increasing contribution of the network partner model has been a positive impact on our profitability during the year. Going into 2024, we expect this trend to continue as we optimize our portfolio of POIs under the direct model. The return to profitability in each quarter of 2023 gives us the flexibility to explore different ways of delivering value to our shareholders as well as investing in new initiatives that will unlock our growth potential in the future.”

UPDATE ON CONTRACTUAL ARRANGEMENT

Starting in the second quarter of 2023, the Company has updated its contractual arrangement with its network partners under the network partner model, shifting the principal role of providing mobile device charging service from the Company to network partners. Under the new contractual arrangement, the Company generates revenue by providing mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. The ownership rights of cabinets and power banks under the network partner model, which were previously held by the Company, have also been transferred to the network partners under the new contractual arrangement.

Starting in the second quarter of 2023, mobile device charging revenue generated under the network partner model has therefore been recorded under mobile device charging solution, which is now net of incentive fees paid to network partners. Relatedly, all incentive fees paid to network partners have been excluded from the Company’s sales and marketing expenses under the new contractual arrangement. Due to the new contractual arrangement, the Company now also generates revenue from cabinet and power bank sales to its network partners as a result of the shift in ownership rights of the cabinets and power banks under the network partner model from the Company to the network partners, and cost of cabinets and power banks sold to the network partners will be recognized accordingly.

Starting in the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. The Company’s mobile device charging operation now consists of the direct model and the network partner model. Under the direct model, the Company generates revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, the Company generates revenue by offering mobile device charging solutions and sales of power banks and cabinets to network partners.

The table below sets forth the breakdown of mobile device charging revenue components based on the latest classification for the periods indicated:

	2022Q4	2023Q3	2023Q4	FY2022	FY2023
	thousands RMB	thousands RMB	thousands RMB	thousands RMB	thousands RMB
Mobile device charging:
Direct Model	268,841	284,233	215,741	1,617,793	1,083,300
Mobile device charging service	263,367	278,099	210,899	1,587,298	1,058,636
Power bank sales	5,474	6,134	4,842	30,495	24,664
Network Partner Model	318,964	279,960	249,958	1,195,826	1,785,915
Mobile device charging service	309,353	-	-	1,166,845	518,743
Mobile device charging solution	-	58,759	60,600	-	173,152
Power bank and cabinet sales	9,611	221,201	189,358	28,981	1,094,020
Total mobile device charging	587,805	564,193	465,699	2,813,619	2,869,215

FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2023

Revenues were RMB486.6 million (US$68.5 million5) for the fourth quarter of 2023, representing a 18.3% decrease from the same period in 2022. The decrease was primarily due to the decrease in mobile device charging revenues as a result of the change in the contractual arrangement with network partners.

•	Mobile device charging revenues, which consist of revenues generated under both the direct and network partner models, decreased by 20.8% to RMB465.7 million (US$65.6 million) for the fourth quarter of 2023, from RMB587.8 million in the same period of 2022.

o	Revenues generated under the direct model, which comprise of mobile device charging service fees of RMB210.9 million and power bank sales of RMB4.8 million, decreased by 19.8% to RMB215.7 million for the fourth quarter of 2023, from RMB268.8 million in the same period of 2022. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

o	Revenues generated under the network partner model, which comprise of mobile device charging solution fees of RMB60.6 million and sales of cabinets and power banks of RMB189.4 million, decreased by 21.6% to RMB250.0 million for the fourth quarter of 2023, from RMB319.0 million in the same period of 2022. The decrease was primarily due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenues generated under the network partner model are net of incentive fees paid to network partners. The decrease was partially offset by the increase in the sales of cabinet and power bank to network partners.

•	Other revenues, which primarily comprise of revenue from advertising services and new business initiatives, increased by 167.7% to RMB20.9 million (US$2.9 million) for the fourth quarter of 2023, from RMB7.8 million in the same period of 2022. The increase was primarily attributable to new business initiatives and the increase in users and advertisement efficiency.

Cost of revenues increased by 41.0% to RMB198.7 million (US$28.0 million) for the fourth quarter of 2023, from RMB141.0 million in the same period last year. The increase was primarily due to the increase in sales of cabinets and power banks under the new contractual arrangement with network partners, partially offset by the decrease in depreciation cost.

Research and development expenses increased by 77.1% to RMB27.6 million (US$3.9 million) for the fourth quarter of 2023, from RMB15.6 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses decreased by 60.8% to RMB248.8 million (US$35.0 million) for the fourth quarter of 2023 from RMB635.2 million in the same period last year. The decrease was primarily due to the decrease in incentive fees paid to network partners as a result of the change in the contractual arrangement with network partners and the decrease in incentive fees paid to location partners.

General and administrative expenses increased by 12.5% to RMB30.5 million (US$4.3 million) for the fourth quarter of 2023 from RMB27.1 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Loss from operations for the fourth quarter of 2023 was RMB32.9 million (US$4.6 million), compared to a loss from operations of RMB233.9 million in the same period last year.

5 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2023, which was RMB7.0999 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Net income for the fourth quarter of 2023 was RMB2.4 million (US$0.3 million), compared to a net loss of RMB334.5 million in the same period last year.

Adjusted net income6 for the fourth quarter of 2023 was RMB5.7 million (US$0.8 million), compared to an adjusted net loss of RMB327.2 million in the same period last year.

Net income attributable to ordinary shareholders for the fourth quarter of 2023 was RMB2.4 million (US$0.3 million), compared to a net loss attributable to ordinary shareholders of RMB334.5 million in the same period last year.

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.3 billion (US$468.1 million).

FINANCIAL RESULTS FOR FISCAL YEAR 2023

Revenues were RMB3.0 billion (US$416.7 million) in 2023, representing a 4.2% year-over-year increase. The increase was primarily due to (i) the increase in mobile device charging revenue as a result of the general recovery in offline foot traffic in China, and (ii) the increase in the sales of power bank and cabinet and mobile device charging solution revenue under the new contractual arrangement with network partners, which is partially offset by the decrease in mobile device charging service fees as a result of the change in the contractual arrangement with network partners.

•	Mobile device charging revenues, which consist of revenues generated under both direct and network partner models, increased by 2.0% to RMB2.9 billion (US$404.1 million) in 2023, from RMB2.8 billion in 2022.

o	Revenues generated under the direct model, which comprise of mobile device charging service fees of RMB1.1 billion and power bank sales of RMB24.7 million, decreased by 33.0% to RMB1.1 billion in 2023, from RMB1.6 billion in 2022. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

o	Revenues generated under the network partner model, which comprise of mobile device charging service fees of RMB518.7 million, mobile device charging solution fees of RMB173.2 million and sales of cabinets and power banks of RMB1.1 billion, increased by 49.3% to RMB1.8 billion in 2023, from RMB1.2 billion in 2022. The increase was primarily due to the addition of revenue generated from sales of cabinets and power banks as a result of the change in the contractual arrangement with network partners, which includes a one-time recognition of RMB500.6 million in sales of cabinets and power banks to network partners during the second quarter of 2023. The increase was partially offset by the decrease in mobile device charging service fees due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenue generated under the network partner is net of incentive fees paid to network partners.

•	Other revenues, which primarily comprise of revenue from new business initiatives and advertising services, increase by 264.0% to RMB89.4 million (US$12.6 million) in 2023, from RMB24.6 million in 2022. The increase was primarily attributable to new business initiatives and the increase in users and advertisement efficiency.

Cost of revenues increased by 117.2% to RMB1.2 billion (US$170.3 million) in 2023, from RMB556.9 million in 2022. The increase was primarily due to the increase in sales of cabinets and power banks under the new contractual arrangement with network partners, which includes a one-time recognition of RMB455.8 million in cost of cabinets and power banks sold to network partners. The increase was partially offset by the decrease in depreciation cost.

6 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

Research and development expenses remained relatively stable at RMB91.5 million (US$12.9 million) in 2023, compared to RMB90.7 million in 2022.

Sales and marketing expenses decreased by 44.4% to RMB1.5 billion (US$212.3 million) in 2023, compared to RMB2.7 billion in 2022. The decrease was primarily due to the decreases in incentive fees paid to network partners as a result of the change in the contractual arrangement with network partners, incentive fees paid to location partners, and personnel related expenses.

General and administrative expenses increased by 11.7% to RMB125.5 million (US$17.7 million) in 2023, compared to RMB112.4 million in 2022. The increase was primarily due to the increase in personnel related expenses.

Loss from operations was RMB1.1 million (US$0.2 million) in 2023, compared to a loss from operations of RMB621.2 million in 2022.

Net income was RMB87.7 million (US$12.4 million) in 2023, compared to a net loss of RMB711.2 million in 2022.

Adjusted net income was RMB108.1 million (US$15.2 million) in 2023, compared to an adjusted net loss of RMB683.0 million in 2022.

Net income attributable to ordinary shareholders was RMB87.7 million (US$12.4 million) in 2023, compared to a net loss attributable to ordinary shareholders of RMB711.2 million in 2022.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Thursday, March 28, 2024 (8:00 P.M. Beijing Time on Thursday, March 28, 2024) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster Fourth Quarter and Fiscal Year 2023 Earnings Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10037927-hg76t5.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/ibx8vz3c

A telephone replay will be available through April 4, 2024. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10037927

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.enmonster.com/.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2023, the Company had 9.2 million power banks in 1,234,000 POIs across more than 2,000 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	948,773	594,348	83,712
Restricted cash	14,608	167,542	23,598
Short-term investments	2,091,198	2,541,889	358,018
Accounts receivable, net[7]	16,482	269,736	37,992
Inventory	1,051	106,530	15,004
Prepayments and other current assets[7]	228,672	345,744	48,697

Total current assets	3,300,784	4,025,789	567,021

Non-current assets:
Long-term restricted cash	21,000	20,000	2,817
Property, equipment and software, net	886,460	322,806	45,466
Long-term prepayments to related parties	71	-	-
Right-of-use assets, net	12,442	16,353	2,303
Other non-current assets[7]	35,898	21,621	3,046
Deferred tax assets, net	30,986	18,804	2,648

Total non-current assets	986,857	399,584	56,280

Total assets	4,287,641	4,425,373	623,301

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	810,197	764,741	107,712
Salary and welfare payable	111,274	143,653	20,233
Taxes payable	147,367	214,738	30,245
Financing payable-current	76,272	-	-
Current portion of lease liabilities	9,761	7,399	1,042
Accruals and other current liabilities	268,007	336,959	47,459

Total current liabilities	1,422,878	1,467,490	206,691

Non-current liabilities:
Financing payable-non-current	32,281	-	-
Non-current lease liabilities	854	7,641	1,076
Amounts due to related parties-non-current	1,000	1,000	141
Other non-current liabilities	189,323	195,585	27,548

Total non-current liabilities	223,458	204,226	28,765

Total liabilities	1,646,336	1,671,716	235,456

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	49
Treasury stock	(6,816)	(5,549)	(782)
Additional paid-in capital	11,786,482	11,791,570	1,660,808
Statutory reserves	16,593	16,593	2,337
Accumulated other comprehensive income	163,928	182,824	25,750
Accumulated deficit[78]	(9,319,229)	(9,232,128)	(1,300,317)

Total shareholders' equity	2,641,305	2,753,657	387,845

Total liabilities and shareholders' equity	4,287,641	4,425,373	623,301

7 On January l, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326), using the modified retrospective method and the adoption did not have material impact on the consolidated financial statements.

8 On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326) and recognized a cumulative-effect adjustment of RMB640 (US$93) to the opening accumulated deficit at the adoption date.

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended December 31,			Twelve months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging	587,805	465,699	65,592	2,813,619	2,869,215	404,120
Others	7,815	20,921	2,947	24,571	89,432	12,596

Total revenues	595,620	486,620	68,539	2,838,190	2,958,647	416,716

Cost of revenues	(140,953)	(198,711)	(27,988)	(556,923)	(1,209,464)	(170,349)
Research and development expenses	(15,565)	(27,567)	(3,883)	(90,655)	(91,461)	(12,882)
Sales and marketing expenses	(635,199)	(248,792)	(35,042)	(2,712,330)	(1,507,432)	(212,317)
General and administrative expenses	(27,148)	(30,546)	(4,302)	(112,403)	(125,528)	(17,680)
Other operating (loss)/income	(10,682)	(13,860)	(1,952)	12,876	(25,827)	(3,638)

Loss from operations	(233,927)	(32,856)	(4,628)	(621,245)	(1,065)	(150)

Interest and investment income	11,212	30,797	4,338	52,389	117,247	16,514
Interest expense to third parties	(4,624)	-	-	(31,282)	(4,228)	(596)
Foreign exchange gain/(loss), net	7,271	4,955	698	3,787	(3,255)	(458)
Other (loss)/income, net	(4)	90	13	(413)	63	9

(Loss)/income before income tax expense	(220,072)	2,986	421	(596,764)	108,762	15,319

Income tax expense	(114,476)	(579)	(82)	(114,476)	(21,021)	(2,961)

Net (loss)/income	(334,548)	2,407	339	(711,240)	87,741	12,358

Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(334,548)	2,407	339	(711,240)	87,741	12,358

Other comprehensive (loss)/income Foreign currency translation adjustments, net of nil tax	(31,734)	(19,194)	(2,703)	112,372	18,896	2,661

Total comprehensive (loss)/income	(366,282)	(16,787)	(2,364)	(598,868)	106,637	15,019

Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(366,282)	(16,787)	(2,364)	(598,868)	106,637	15,019

Weighted average number of ordinary shares used in computing net (loss)/income per share
- basic	518,821,908	519,819,227	519,819,227	518,307,406	519,802,240	519,802,240
- diluted	518,821,908	519,819,227	519,819,227	518,307,406	519,802,240	519,802,240

Net (loss)/income per share attributable to ordinary shareholders
- basic	(0.64)	0.00	0.00	(1.37)	0.17	0.02
- diluted	(0.64)	0.00	0.00	(1.37)	0.17	0.02

Net (loss)/income per ADS attributable to ordinary shareholders
- basic	(1.28)	0.00	0.00	(2.74)	0.34	0.04
- diluted	(1.28)	0.00	0.00	(2.74)	0.34	0.04

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended December 31,			Twelve months ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(334,548)	2,407	339	(711,240)	87,741	12,358
Add:
Share-based compensation	7,377	3,309	466	28,245	20,339	2,865
Less:
Adjusted for tax effects	-	-	-	-	-	-
Adjusted net (loss)/income (non-GAAP)	(327,171)	5,716	805	(682,995)	108,080	15,223